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                                                               Exhibit 11(a)(37)


NEWS RELEASE                             [LETTERHEAD OF MACKENZIE PARTNERS, INC]

FOR IMMEDIATE RELEASE

Contact: Mark Harnett
         MacKenzie Partners, Inc.
         (212) 929-5877



                        COURT DELAYS HEARING ONE DAY IN
                      HEALTHDYNE TECHNOLOGIES LITIGATION

     Elyria, Ohio -- (June 13, 1997) -- Invacare Corporation (NASDQ/NMS:IVCR) announced today that it has been informed by the District Court in Atlanta, Georgia that, in order to avoid a conflict in the court's schedule, the hearing date in Invacare's litigation against Healthdyne Technologies, Inc. (NASDQ/NMS:HDTC) has been moved from Monday, June 16, 1997 to Tuesday, June 17, 1997. At the hearing, the court will hear arguments on Invacare's challenge to the "dead-hand" provisions of Healthdyne's poison pill.

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